FORM 10/A

                          AMENDMENT NO. 3


                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                 GENERAL FORM FOR REGISTRATION OF
            SECURITIES PURSUANT TO SECTION 12(B) OR (G)
              OF THE SECURITIES EXCHANGE ACT OF 1934




                       HURCO COMPANIES, INC.
      (Exact name of registrant as specified in its charter)


               INDIANA                                 35-1150732
(State of incorporation of organization)    (IRS Employer Identification No.)


        ONE TECHNOLOGY WAY
        INDIANAPOLIS, INDIANA                   46268
(Address of principal executive offices)      (Zip Code)

                            (317) 293-5309
       (Registrant's telephone number, including area code)


Securities to be registered pursuant to Section 12(b) of the Act:

                               NONE


Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, NO PAR VALUE

                         (Title of Class)

     This Amendment is being filed to amend the description of the Registrant's Common Stock, without par value, previously filed as Item 12 on Form 10 with the Securities and Exchange Commission on March 11, 1980.



ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          The authorized capital stock of the Company consists of 12,500,000 shares of Common Stock, no par value (the "Common Stock"), of which 6,537,771 shares were outstanding as of September 8, 1997, and 1,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"), of which none were outstanding as of such date. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. The Common Stock is traded in the Nasdaq National Market System under the symbol "HURC." The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of the Company, a copy of which has been filed as an exhibit to the Company's periodic reports under the Securities Exchange Act of 1934.

                                 Common Stock

          The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of shares of Common Stock are not entitled to cumulate their votes in the election of directors, which means that holders of a majority of the outstanding shares of Common Stock can elect all the directors of the Company. The holders of shares of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor.

          The holders of Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The holders of Common Stock are not subject to further calls or assessments by the Company. Upon liquidation of the Company, after payment or provision for payment of all of the Company's obligations and any liquidation preference of any outstanding Preferred Stock, the holders of the Company's Common Stock are entitled to share ratably in the remaining assets of the Company.

                               Preferred Stock

          The Company currently has no shares of Preferred Stock outstanding. The Company's Board of Directors, without further approval of the shareholders, is vested with broad authority with respect to the Preferred Stock to establish and designate series, fix the number of shares to be included in each series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of such series, and to determine the relative rights, preferences and limitations of each series, including but not limited to the dividend and voting rights of such Preferred Stock and any preferential amounts payable to the holders of Preferred Stock on liquidation. The Board of Directors will also determine whether such Preferred Stock will be convertible into other securities of the Company, including Common Stock. Accordingly, the issuance of Preferred Stock, while promoting flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting rights of the holders of, or the market price of, Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. The holders of Preferred Stock also have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of Preferred Stock pursuant to the Indiana Business Corporation Law (the "IBCL").

 Certain Provision of the Amended and Restated Articles of Incorporation and
                                 Indiana Law

          Section 4 of Article VIII of the Company's Amended and Restated Articles of Incorporation ("Section 4") provides for higher shareholder approval requirements for certain transactions (such as business combinations) with or otherwise involving another corporation or entity that beneficially owns, directly or indirectly, more than 5% of the Common Stock (a "Related Corporation"). Instead of a majority vote requirement (or the absence of any required shareholder vote), transactions subject to Section 4 require the affirmative vote of the holders of not less than three-fourths (3/4) of the outstanding shares of Common Stock. Transactions subject to Section 4 include mergers with a Related Corporation, the sale or exchange of substantially all of the assets of the Company to a Related Corporation and the issuance of Company securities in exchange or payment for properties or assets of a Related Corporation. However, a transaction that is approved by two-thirds of the directors of the Company or by a majority of the directors of the Company prior to the acquisition of more than 5% of the Common Stock of the Company is not subject to Section 4 and the requirements of Indiana law otherwise applicable would govern shareholder approval. Section 4 may not be altered, amended or repealed except by the affirmative vote of the holders of three-fourths (3/4) of the outstanding Common Stock.

          Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL (the "Control Share Provisions"), any person or group of persons that acquires the power to vote one-fifth or more of the shares of an "issuing public corporation" shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding "interested shares." Interested shares are those shares held by the acquiring person, officers of the issuing public corporation and employees of the issuing public corporation who are also directors of the issuing public corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote one-third or more and a majority or more of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted. If the shareholders grant voting rights to the shares after a shareholder has acquired a majority or more of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters' rights and to demand the value of the shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The Control Share Provisions do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party. An "issuing public corporation" means an Indiana corporation which has 100 or more shareholders, its principal place of business, its principal office, or substantial assets within Indiana and either (i) more than 10% of its shareholders are Indiana residents, (ii) more than 10% of its shares are owned by Indiana residents, or (iii) 10,000 of its shareholders reside in Indiana. A corporation can elect to not be subject to the Control Share Provisions by adopting a By-law provision to that effect. Such By-law provision may be amended by the Board of Directors without a shareholder vote.

          Sections 23-1-43-1 to 23-1-43-24 of the IBCL (the "Business Combination Provisions") prohibit a person who acquires beneficial ownership of 10% or more of the shares of an Indiana corporation that has 100 or more shareholders (an "interested shareholder"), or any affiliate or associate of an interested shareholder, from effecting a merger or other business combination with the corporation, for a period of five years from the date on which the person became an interested shareholder, unless the transaction in which the person became an interested shareholder was approved in advance by the corporation's Board of Directors. Following the five-year period, a merger or other business combination may be effected with an interested shareholder only if (i) the business combination is approved by the corporation's shareholders excluding the interested shareholder and any of its affiliates or associates, or (ii) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the interested shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Provisions broadly define the term "business combination" to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an interested shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

          The overall effect of the above provisions may be to render more difficult or to discourage a merger, a tender offer, a proxy contest, or the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally.


                             SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              HURCO COMPANIES, INC.


Dated: October 6, 1997   By:    /S/ ROGER J. WOLF

                              Roger J. Wolf, Senior Vice President, Secretary, Treasurer and Chief Financial Officer